                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            PACER INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value

                         (Title of Class of Securities)

                                     69373H
                                     ------
                                 (CUSIP Number)

Michael D. Weiner                                   Dominick P. DeChiara, Esq.
Apollo Management IV, L.P.                          O'Melveny & Myers LLP
1999 Avenue of the Stars, Suite 1900                30 Rockefeller Plaza
Los Angeles, CA 90067                               New York, New York 10112
(310) 201-4100                                      (212) 408-2400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP Number 69373H


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APOLLO MANAGEMENT IV, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF          7      SOLE VOTING POWER
SHARES                                                              0 SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY           8      SHARED VOTING POWER
EACH REPORTING                                              12,142,075 SHARES
PERSON
WITH                      -----------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                                                     0 SHARES
                          -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                            12,142,075 SHARES
                          -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,142,075 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                               Page 2 of 12 Pages

CUSIP Number 69373H


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APOLLO ADVISORS IV, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF          7      SOLE VOTING POWER
SHARES                                                              0 SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY           8      SHARED VOTING POWER
EACH REPORTING                                              12,142,075 SHARES
PERSON
WITH                      -----------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                                                     0 SHARES
                          -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                            12,142,075 SHARES
                          -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,142,075 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                               Page 3 of 12 Pages

CUSIP Number 69373H


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APOLLO INVESTMENT FUND IV, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF          7      SOLE VOTING POWER
SHARES                                                       9,741,580 SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY           8      SHARED VOTING POWER
EACH REPORTING                                                       0 SHARES
PERSON
WITH                      -----------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                                             9,741,580 SHARES
                          -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                     0 SHARES
                          -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,741,580 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                               Page 4 of 12 Pages

CUSIP Number 69373H


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  COYOTE ACQUISITION LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF          7      SOLE VOTING POWER
SHARES                                                       1,782,400 SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY           8      SHARED VOTING POWER
EACH REPORTING                                                       0 SHARES
PERSON
WITH                      -----------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                                             1,782,400 SHARES
                          -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                     0 SHARES
                          -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,782,400 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

                               Page 5 of 12 Pages

CUSIP Number 69373H


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  COYOTE ACQUISITION II LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF          7      SOLE VOTING POWER
SHARES                                                         618,095 SHARES
BENEFICIALLY              -----------------------------------------------------
OWNED BY           8      SHARED VOTING POWER
EACH REPORTING                                                       0 SHARES
PERSON
WITH                      -----------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                                                618,095 SHARES
                          -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                     0 SHARES
                          -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  618,095 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

                               Page 6 of 12 Pages

CUSIP Number 69373H


The statement on Schedule 13D filed by Apollo Management IV, L.P., Apollo Advisors IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund IV, L.P., Coyote Acquisition LLC and Coyote Acquisition II LLC with the United States Securities and Exchange Commission on February 13, 2003 is hereby amended with respect to the items set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

         "This Schedule 13D/A is filed jointly by (i) Apollo Management IV, L.P. a Delaware limited partnership ("Management"), (ii) Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors"), (iii) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF"), (iv) Coyote Acquisition LLC, a Delaware limited liability company ("Coyote I"), and (v) Coyote Acquisition II LLC, a Delaware limited liability company ("Coyote II"). The foregoing entities are hereinafter referred to collectively as the "Reporting Persons." The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         AIF, Coyote I and Coyote II are principally engaged in the business of investing in securities. Advisors, an affiliate of Management, is principally engaged in the business of serving as general partner of, and providing investment advice to, AIF and as managing general partner of Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands ("AOP"). The sole member of Coyote I is AIF and the sole member of Coyote II is AOP. Management is principally engaged in serving as manager of each of AIF, AOP, Coyote I and Coyote II and managing their day-to-day operations, including controlling the voting or disposition of any securities owned by such entities.

         Apollo Capital Management IV, Inc., a Delaware corporation ("ACM IV"), is the general partner of Advisors. ACM IV is principally engaged in the business of serving as the general partner of Advisors. AIF IV Management, Inc., a Delaware corporation ("AIF IV"), is the general partner of Management. AIF IV is principally engaged in serving as general partner to Management. The respective addresses of the principal office of ACM IV and AIF IV is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration") is the administrative general partner of AOP. Administration is principally engaged in the business of serving as administrative general partner of AOP. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

         Attached as Appendix A to Item 2 of the original Schedule 13D is certain information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding

                               Page 7 of 12 Pages

CUSIP Number 69373H


(excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law."

ITEM 4. PURPOSE OF TRANSACTION.


Item 4 is hereby amended by inserting the following paragraphs prior to the last paragraph thereof:

         "On May 30, 2003, pursuant to the Registration Rights Agreement dated as of May 28, 1999, among Coyote I, Coyote II and the Issuer (the "Registration Rights Agreement"), AIF IV, Coyote I and Coyote II delivered a notice (the "Registration Request") to the Issuer requesting that the Issuer register up to 2,500,000 shares of the Issuer's common stock owned by AIF IV and Coyote II (the "Apollo Selling Stockholders") on a Form S-3 for sale to the public in an underwritten public offering. Upon receipt of the Registration Request, the Issuer delivered notice of such Registration Request to those stockholders of the Issuer entitled to incidental registration rights pursuant to the APL Shareholders' Agreement, the Management Shareholders' Agreement and the Investors Shareholders' Agreement. Certain of the stockholders requested registration of shares of common stock of the Issuer owned by them, and after consulting with the various selling stockholders and underwriters, the Issuer agreed to register up to 6,241,399 shares of common stock (2,500,000 shares of which are to be registered on behalf of the Apollo Selling Stockholders) for sale to the public in an underwritten public offering (the "Secondary Public Offering").

         On July 2, 2003, the Issuer filed a Registration Statement on Form S-3 (SEC File No.: 333-106774)("the Form S-3 Registration Statement") for a public offering of 6,991,398 shares of common stock (7,690,539 shares if the underwriter's over-allotment is exercised in full) to be sold by the Apollo Selling Stockholders and the other selling stockholders named in the Form S-3 Registration Statement. Upon effectiveness of the Form S-3 Registration Statement, the Apollo Selling Stockholders expect to enter in to an underwriting agreement with the Issuer, the other selling stockholders and Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., UBS Securities LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (the "Underwriting Agreement). At the closing of the offering contemplated by the Underwriting Agreement, the Apollo Selling Stockholders will sell 3,250,000 shares of the Issuer's common stock to the underwriters (or up to 3,575,000 shares if the underwriters' over-allotment option is exercised in full)."

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 is hereby amended are restated in its entirety to read as follows:

"The shares of common stock shown as beneficially owned by Management include the shares of common stock shown as beneficially owned by Coyote I, Coyote II and AIF. Each of Advisors and ACM IV may also be deemed to beneficially own the shares of common stock owned by Coyote I, Coyote II and AIF.


                               Page 8 of 12 Pages

CUSIP Number 69373H


(a) Management and Advisors beneficially own 12,142,075 shares of common stock of the Issuer, which represents approximately 32.8% of the class. AIF beneficially owns 9,741,580 shares of common stock of the Issuer, which represents approximately 26.3% of the class. Coyote I beneficially owns 1,782,400 shares of common stock of the Issuer, which represents approximately 4.8% of the class. Coyote II beneficially owns 618,095 shares of common stock of the Issuer, which represents approximately 1.7% of the class. The percentage of the class beneficially owned by each Reporting Person is based on 36,978,183 shares of Issuer's common stock outstanding as represented to the Reporting Persons by the Issuer on June 26, 2003.

(b) AIF, Coyote I and Coyote II have the sole power to vote or to direct the vote of or the sole power to dispose or to direct the disposition of 9,741,580, 1,782,400 and 618,095 shares of common stock of the Issuer, respectively. Management and Advisors have the shared power to vote or to direct the vote of or shared power to dispose or to direct the disposition of 12,142,075 and 12,142,075 shares of common stock of the Issuer, respectively.

Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote of or to dispose or direct the disposition of such common stock is as set forth in Item 2 and Appendix A to
Item 2 and is incorporated herein by reference. The responses set forth in
Item 4 are incorporated herein.

(c), (d) and (e)  None or not applicable.

The following table lists the beneficial ownership of the Reporting Persons prior to and upon completion of the Secondary Public Offering:

                                                                                                        No. of Shares
                                                                                                        and Beneficial
                                                            No. of Shares        Shares Sold if         Ownership % if
                           Current                          and Beneficial       Underwriter's          Underwriter's
                           Beneficial      Shares Sold      Ownership %          Over-Allotment         Over-allotment
Reporting Person           Ownership       in Offering      After Offering       Is Exercised in Full   Is Exercised in Full
----------------           ---------       -----------      --------------       --------------------   --------------------
Apollo Management          12,142,075      3,250,000        8,892,075 / 24.0%        325,000            8,567,075 / 23.2%
IV, L.P.

Apollo Investment          9,741,580       3,084,493        6,657,087 / 18.0%        308,449            6,348,638 / 17.2%
Fund IV, L.P.

Coyote Acquisition LLC     1,782,400           0            1,782,400 / 4.8%            0               1,782,400 / 4.8%

Coyote Acquisition II LLC  618,095         165,507          452,588 / 1.2%           16,551             436,037 / 1.2%

                               Page 9 of 12 Pages

CUSIP Number 69373H


Though the above table reports the beneficial ownership of all of the Reporting Persons, the only Reporting Persons selling shares in the Secondary Public Offering are AIF IV, which is selling 3,084,493 shares (3,392,942 shares if the underwriter's over-allotment is exercised in full), and Coyote II, which is selling 165,507 shares (182,058 shares if the underwriter's over-allotment is exercised in full)."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by inserting the following paragraph after the last paragraph thereof:

         "The selling stockholders in the Secondary Public Offering include MidOcean Capital Partners, LLC ("MidOcean," formerly known as BT Capital Investors, L.P.), and Pacer International Equity Investors, LLC ("PIEI"). If the underwriters' over-allotment is exercised in full, MidOcean and PIEI will cease to own shares of common stock of the Issuer, and the provisions of the Investors Shareholders' Agreement relating to rights or restrictions pertaining to shares of common stock of the Issuer owned by MidOcean and PIEI will be of no further force and effect. Upon completion of the Secondary Public Offering, the voting proxy granted to an executive officer of certain of the Reporting Persons pursuant to the Investors Shareholders' Agreement with respect to the shares owned by MidOcean and PIEI will cover a total of 35,266 shares (or zero (0) shares, and thus be of no further force and effect, if the underwriters' over-allotment is exercised in full)."

                               Page 10 of 12 Pages

CUSIP Number 69373H

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2003                APOLLO MANAGEMENT  IV, L.P.

                                   By:      AIF IV Management, Inc.
                                            its general partner

                                   By:   /s/ Michael D. Weiner
                                        ----------------------------------------
                                   Name:    Michael D. Weiner
                                   Title:   Vice President


Date:  July 7, 2003                APOLLO ADVISORS IV, L.P.

                                   By:      Apollo Capital Management IV, Inc.
                                            its general partner

                                   By:   /s/ Michael D. Weiner
                                        ----------------------------------------
                                   Name:    Michael D. Weiner
                                   Title:   Vice President

Date:  July 7, 2003                APOLLO INVESTMENT FUND IV, L.P.

                                   By:      Apollo Advisors IV, L.P.
                                            its general partner

                                   By:      Apollo Capital Management IV, Inc.
                                            its general partner

                                   By:   /s/ Michael D. Weiner
                                        ----------------------------------------
                                   Name:    Michael D. Weiner
                                   Title:   Vice President


                               Page 11 of 12 Pages

CUSIP Number 69373H


Date:  July 7, 2003                COYOTE ACQUISITION LLC

                                   By:      Apollo Management IV, L.P.
                                            as manager

                                   By:      AIF IV Management, Inc.
                                            its general partner

                                   By:   /s/ Michael D. Weiner
                                        ----------------------------------------
                                   Name:    Michael D. Weiner
                                   Title:   Vice President

Date:  July 7, 2003                COYOTE ACQUISITION II LLC

                                   By:      Apollo Management IV, L.P.
                                            as manager

                                   By:      AIF IV Management, Inc.
                                            its general partner

                                   By:   /s/ Michael D. Weiner
                                        ----------------------------------------
                                   Name:    Michael D. Weiner
                                   Title:   Vice President


                              Page 12 of 12 Pages